B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2016
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 14, 2017 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company”, “B2Gold” or “we”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2016. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

Additional information related to B2Gold Corp., including our Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Otjikoto Mine in Namibia, which achieved commercial production on February 28, 2015, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

Record consolidated quarterly revenues of $181.2 million were recorded for the fourth quarter of 2016 from the sale of 151,524 ounces of gold at an average realized price of $1,196 per ounce. Consolidated gold sales for the year ended December 31, 2016 were 548,281 ounces at an average realized price of $1,246 per ounce for record consolidated annual revenues of $683.3 million.

Consolidated gold production in the fourth quarter of 2016 was 140,651 ounces, 2% (or 3,344 ounces) below budget but 7% (or 9,182 ounces) higher than the same period in 2015. Consolidated cash operating costs1 for the three months ended December 31, 2016 were $546 per ounce, $10 per ounce (or 2%) lower than budget but $19 per ounce (or 4%) higher than the prior year quarter. The significant improvement in consolidated cash operating costs against budget reflects ongoing cost optimization efforts at all sites, lower fuel costs at all sites and higher production at the Masbate Mine. All-in sustaining costs2 for the fourth quarter of 2016 were $877 per ounce, $111 per ounce (or 14%) greater than budget and $70 per ounce (or 9%) higher than the fourth quarter of 2015. The expected increase against budget for the fourth quarter of 2016 is due to the reversal of timing differences resulting from underspending on capital expenditures during the third quarter.

B2Gold achieved another record year of consolidated gold production in 2016 (for the eighth straight year) producing 550,423 ounces of gold, near the mid-point of its revised production guidance range (of 535,000 to 575,000 ounces) and surpassing its initial guidance range (of 510,000 to 550,000 ounces). Gold production for the year also increased by 12% (or 57,158 ounces) over 2015, including 18,815 ounces of pre-commercial production from Otjikoto during the first quarter of 2015. The record performance in 2016 reflects the record performances from the Company’s Masbate and Otjikoto mines, both setting new annual production records in 2016. Production at the Company’s La Libertad Mine was also near the high end of its 2016 guidance range. Consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $508 per ounce of gold for the year ended December 31, 2016, which was $66 per ounce (or 11%) lower than budget and $108 per ounce (or 18%) lower than the prior year. Cash operating costs for 2016 were at the low end of the Company’s revised guidance range of $500 to $535 per ounce and well below its original guidance range $560 to $595 per ounce. The favourable variances reflect the continued strong operating performance of the Company’s Masbate Mine, ongoing optimization efforts at all sites and lower fuel costs at all sites. All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were $794 per ounce, $114 per ounce (or 13%) below budget and $153 per ounce (or 16%) lower than the same period of 2015. The reductions against budget for the year were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, prestripping and underground development activity.

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1 “Cash operating costs” is a non-IFRS measure; for a description of how this measure is calculated and reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how this measure is calculated and reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

For the fourth quarter of 2016, the Company generated net income of $8.1 million ($0.01 per share) compared to a net loss of $115.1 million (negative $0.13 per share) in the fourth quarter of 2015. The Company had an adjusted net income3 of $2.5 million ($0.00 per share) for the fourth quarter of 2016 compared to adjusted net income of $1.6 million ($0.00 per share) in the fourth quarter of 2015. For the year ended December 31, 2016, the Company generated a net income of $38.6 million ($0.04 per share) compared to a net loss of $145.1 million (negative $0.16 per share) in 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 was $99.0 million ($0.11 per share) compared to $13.3 million ($0.01 per share) in 2015.

As at December 31, 2016, the Company remained in a strong financial position with net working capital of $101.0 million (December 31, 2015 - $104.7 million), including unrestricted cash and cash equivalents of $144.7 million (December 31, 2015 - $85.1 million). In addition, the Company has $150 million of undrawn capacity on its revolving credit facility with a banking syndicate including HSBC Bank USA, HSBC Securities (USA), the Bank of Nova Scotia, Société Générale and ING Bank N.V. (December 31, 2015 - $125 million) and a Euro 71.4 million term equipment facility (the “Equipment Facility”) with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

In March 2016, the Company entered into a series of prepaid sales (“Prepaid Sales”) transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. Proceeds from the Prepaid Sales totalled $120 million and significantly increased the Company’s cash flows from operating activities in the first quarter. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to increase operating cash flows, resulting in consolidated cash flows from operating activities of $82.3 million and $411.8 million for the quarter and year ended December 31, 2016, respectively.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions (the “ATM Offering”). The ATM Offering is conducted under a prospectus supplement dated August 11, 2016 that is incorporated into the Company’s base shelf prospectus dated January 11, 2016 for the duration of the ATM Offering. The ATM Offering runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) February 11, 2018, or (iii) termination by one of the parties in accordance with the ATM Agreement. The placement agents receive a placement fee of 2% of the gross proceeds from each placement. During the quarter and year ended December 31, 2016, the Company issued 7.3 million and 14.8 million shares, respectively, at an average selling price of $2.77 and $3.11, respectively, for gross proceeds of $20.1 million and $46.2 million (net proceeds of $19.5 million and $44.2 million after deducting costs associated with the issuance), respectively, under the ATM Agreement. For the quarter and year ended December 31, 2016, commissions of $0.4 million and $0.9 million, respectively, were paid to the placement agents. The Company is using the proceeds from the offering to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

On August 2, 2016, the Company decided to proceed with the expansion of the mill at the Fekola Project and approved an $18 million expansion budget for additional items including one additional leach tank, a pebble crusher and an additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning. A revised geological resource model was completed in the third quarter of 2016, followed by updates to the open pit mine designs and production plans in the fourth quarter of 2016, reflecting the mill capacity increase to 5 million tonnes per year. Based on the updated production plans, Fekola is projected to produce an average of 375,000 to 400,000 ounces per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). Mining rates will not materially change to supply the 5 million tonne per year plant, as the additional material will be diverted from planned stockpiles. The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date.

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3 “Adjusted net income” is a non-IFRS measure; for a description of how this measure is calculated and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

As announced on February 5, 2017, the Fekola Project mine construction is ahead of schedule and is now on target for an October 1, 2017 production start with production guidance for 2017 of 45,000 to 55,000 ounces at an expected cash operating cost of $580 to $620 per ounce. In addition, the Fekola Project remains on budget and is expected to be a low-cost producer enabling the Company to reduce its longer term cash operating costs per ounce and all-in sustaining cost per ounce. Capital expenditures on the Fekola Project for the quarter and year ended December 31, 2016 totalled $80.1 million and $241.7 million, respectively, versus a revised Fekola Project budget of $74.5 million and $260.9 million, respectively. Expenditures on the Fekola Project to date were $371.1 million including $41.0 million of preconstruction expenditures compared with a revised Fekola Project budget to date of $376.4 million. Variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility banking syndicate. In conjunction with this, the aggregate amount of the revolving credit facility was increased from $350 million to $425 million.

For 2017, B2Gold is projecting another solid year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Based on Fekola’s current mine construction progress, the Fekola Project is ahead of schedule and is planning for an October 1, 2017 production start. Consistent with prior years, 2017 consolidated gold production is not scheduled to be evenly distributed across the four quarters. Gold production in 2017 is anticipated to be weighted towards the second half of the year (57%) due to the anticipated start-up of Fekola in October 2017 combined with lower expected average strip ratios in the second-half. Cash operating costs per ounce and all-in sustaining cost per ounce are expected to be lower in the second-half of 2017 compared to the first-half, reflecting higher expected gold production, lower expected average strip ratios, and lower capital expenditures in the second-half.

In 2017, consolidated cash operating costs (including the Fekola pre-commercial production period) are expected to be between $610 and $650 per ounce (2016 revised guidance range was between $500 and $535 per ounce). The expected increase over 2016 reflects the impact of higher projected operating strip ratios at Masbate and Otjikoto, higher projected fuel prices, and lower projected production from Masbate. Consistent with the forecast production weighting between H1 and H2, in the first half of 2017, cash operating costs are expected to be in the range of $670 to $690 per ounce and are expected to decrease in the second half of 2017 to between $584 and $604 per ounce.

Consolidated all-in sustaining costs for 2017 (including the Fekola pre-commercial production period) are expected to be between $940 and $970 per ounce (2016 revised guidance range was $780 to $810 per ounce). The expected increase reflects higher anticipated cash operating costs per ounce as well as higher expected capitalized prestripping costs and other capital expenditures. In comparison to 2016, 2017 forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned mining fleet replacement and expansion, and as a result of anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019). Consistent with the forecast production weighting between H1 and H2, in the first half of 2017, all-in sustaining costs are expected to be in the range of $1,148 to $1,168 per ounce and are expected to decrease in the second half of 2017 to between $795 and $815 per ounce.

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and all-in sustaining costs per ounce. For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

REVIEW OF FINANCIAL RESULTS

Selected Quarterly and Year-to-date Financial and Operating Results

	Three months ended			Year ended
	December 31			December 31
	2016	2015	2016	2015	2014

Gold revenue(1) ($ in thousands)	181,189	139,008	683,293	553,656	486,624

Net income (loss) ($ in thousands)	8,077	(115,085)	38,600	(145,113)	(666,385)

Earnings (loss) per share – basic (2) ($/share)	0.01	(0.13)	0.04	(0.16)	(0.90)

Earnings (loss) per share – diluted (2) ($/share)	0.00	(0.13)	0.04	(0.16)	(0.90)

Cash flows from operating activities (3) ($ in thousands)	82,338	48,513	411,811	175,402	117,240

Total assets ($ in thousands)	2,336,135	2,024,382	2,336,135	2,024,382	2,118,598

Non-current liabilities ($ in thousands)	705,530	612,923	705,530	612,923	508,539

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	151,524	127,482	548,281	481,185	386,219

Average realized gold price(1) ($/ounce)	1,196	1,090	1,246	1,151	1,260

Gold produced, excluding Otjikoto pre-commercial production results (ounces)	140,651	131,469	550,423	474,450	384,003

Gold produced, including Otjikoto pre-commercial production results (ounces)	140,651	131,469	550,423	493,265	391,162

Cash operating costs(1)(4) ($/ounce gold)	546	527	508	616	680

Total cash costs(1)(4) ($/ounce gold)	591	580	554	665	722

All-in sustaining costs(1)(4) ($/ounce gold)	877	807	794	947	1,101

Adjusted net income (1)(4) ($ in thousands)	2,506	1,640	98,972	13,344	6,712

Adjusted earnings per share (1)(4) – basic ($)	0.00	0.00	0.11	0.01	0.01

(1) The results for the year ended December 31, 2015 include the results from the Otjikoto Mine from March 1, 2015.
(2) Attributable to the shareholders of the Company.
(3) Cash flows from operating activities for the year ended December 31, 2016 include $120 million in proceeds from the Prepaid Sales transactions.
(4) Non-IFRS measure. For a reconciliation of this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Fourth quarter 2016 and 2015

Revenue

Consolidated gold revenue in the fourth quarter of 2016 was $181.2 million on record sales of 151,524 ounces at an average price of $1,196 per ounce compared to $139.0 million on sales of 127,482 ounces at an average price of $1,090 per ounce in the fourth quarter of 2015. The 30% (or $42.2 million) increase in gold revenue was mainly attributable to a 19% increase in gold sales volume and a 10% increase in the average realized gold price.

In the fourth quarter of 2016, the Otjikoto Mine accounted for $61.2 million (Q4 2015 - $38.5 million) of gold revenue from the sale of 51,129 ounces (Q4 2015 – 35,266 ounces), the Masbate Mine accounted for $56.1 million (Q4 2015 - $49.2 million) of gold revenue from the sale of 46,900 ounces (Q4 2015 – 45,068 ounces), the Libertad Mine accounted for $48.6 million (Q4 2015 - $40.4 million) of gold revenue from the sale of 40,857 ounces (Q4 2015 – 36,972 ounces) while $15.4 million (Q4 2015 - $10.9 million) was contributed by the Limon Mine from the sale of 12,638 ounces (Q4 2015 – 10,176 ounces).

Production and operating costs

Consolidated gold production in the fourth quarter of 2016 was 140,651 ounces, 2% (or 3,344 ounces) below budget but 7% (or 9,182 ounces) higher than the same period in 2015. In the fourth quarter of 2016, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $546 per ounce, $10 per ounce (or 2%) below budget but $19 per ounce (or 4%) higher than the fourth quarter of 2015. The improvement in consolidated cash operating costs compared to budget is the result of lower fuel costs at all sites and higher production at the Masbate Mine. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the fourth quarter of 2016 were $877 per ounce, $111 per ounce (or 14%) higher than budget and $70 per ounce (or 9%) higher than the fourth quarter of 2015. The expected increase against budget for the fourth quarter of 2016 is due to the reversal of timing differences resulting from underspending on capital expenditures during the third quarter.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $54.8 million in the fourth quarter of 2016 compared to $40.7 million in the same period in 2015. The increase in depreciation expense was due to a 19% increase in the gold ounces sold and a 13% increase in the depreciation charge per ounce. The depreciation charge per ounce of gold sold was $362 per ounce compared to $319 per ounce for the same period in 2015. The 13% increase in the depreciation charge per ounce of gold is the result of higher mineral property balances due to 2016 additions, the decrease in the recoverable ounces used for Libertad’s assets depreciated using the unit-of-production method and additional write-offs of capitalized depreciation in inventory at both Limon and Libertad.

Other

General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A costs increased in the fourth quarter of 2016 compared to the fourth quarter of 2015 by approximately $9.6 million to $17.1 million. The increase is primarily the result of the timing of cash bonuses ($6.9 million), higher consulting fees ($0.9 million), and higher legal expenses ($0.6 million) than in the fourth quarter of 2015.

The Company’s results for the fourth quarter of 2016 included a non-cash mark-to-market gain of $5.9 million on the convertible senior subordinated notes compared to $1.1 million in the fourth quarter of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At December 31, 2016, the convertible notes were trading at 100.8% of par value compared with 102.9% at September 30, 2016. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.19 at December 31, 2016 from C$3.44 at September 30, 2016.

The Company reported $2.0 million (net of capitalized interest) in interest and financing expense during the fourth quarter of 2016 as compared with $3.1 million in the fourth quarter of 2015. The decrease in interest expense was primarily due to higher interest capitalization rates in the current period due to more qualifying expenditures at the Fekola Project. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended December 31, 2016, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $3.7 million (Q4 2015 – $0.8 million).

During the fourth quarter of 2015, the Company recorded net impairment charges totalling $86.7 million (pre-tax $108.0 million less $21.3 million deferred tax recovery). The pre-tax impairment charges consisted mainly of a La Libertad Mine long-lived assets impairment charge of $48.9 million, an El Limon Mine long-lived assets impairment charge of $22.9 million and an investment in the Gramalote joint venture impairment charge of $36.2 million.

For the three months ended December 31, 2016, the Company recorded $20.3 million of unrealized gains on derivative instruments (2015 - $8.5 million of losses). The net unrealized gains were comprised of $15.8 million related to gold derivative instruments, $3.3 million related to the Company’s forward fuel price contracts and $1.2 million related to interest rate swaps. For the three months ended December 31, 2016, the Company recorded a realized loss of $1.5 million (2015 - $1.9 million) on derivative instruments, comprised of a realized loss of $1.0 million on gold derivative instruments and a realized loss of $0.5 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the current revolving credit facility in 2015, these contracts are now recognized at fair value each reporting period with changes in the fair value going through the statement of operations.

The Company recorded a net current income tax expense of $10.1 million in the fourth quarter of 2016 compared to $4.8 million in the fourth quarter of 2015. The increase in the current income tax expense is the result of a $4.0 million provision for ongoing tax audit assessments, higher taxable income at multiple operations and increased withholding taxes related to the Company’s international activities.

For the fourth quarter of 2016, the Company generated net income of $8.1 million ($0.01 per share) compared to a net loss of $115.1 million (negative $0.13 per share) in the fourth quarter of 2015. Adjusted net income (refer to “Non-IFRS Measures”) was $2.5 million ($0.00 per share) compared to adjusted net income of $1.6 million ($0.00 per share) in the fourth quarter of 2015. Adjusted net income in the fourth quarter of 2016 primarily excluded unrealized gains on derivative instruments of $20.3 million, non-cash mark-to-market gains of $5.9 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $2.2 million, write-downs on the Company’s long-term investments of $2.7 million and a deferred income tax expense of $14.4 million.

Cash flow from operating activities was $82.3 million ($0.09 per share) in the fourth quarter of 2016 compared to $48.5 million ($0.05 per share) in the fourth quarter of 2015, an increase of $33.8 million or 70%. This increase was mainly due to a $42.2 million increase in revenue offset by a $7.5 million increase in production costs. In addition, during the three months ended December 31, 2016, the Company collected $7.6 million on its long-term value-added tax receivables.

As at December 31, 2016, the Company remained in a strong financial position with net working capital of $101.0 million (December 31, 2015 - $104.7 million), including unrestricted cash and cash equivalents of $144.7 million (December 31, 2015 - $85.1 million). In addition, the Company has $150 million of undrawn capacity on its revolving credit facility (December 31, 2015 - $125 million) and a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL.

Annual results

Revenue

Gold revenue for the year ended December 31, 2016 was an annual record of $683.3 million on record sales of 548,281 ounces at an average price of $1,246 per ounce compared to $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce in 2015.

For the year ended December 31, 2016, the Otjikoto Mine accounted for $207.7 million (March 1, 2015 to December 31, 2015 - $141.7 million) of gold revenue from the sale of 167,786 ounces (March 1, 2015 to December 31, 2015 – 124,097 ounces), the Masbate Mine accounted for $255.6 million (2015 - $208.6 million) of gold revenue from the sale of 204,000 ounces (2015 – 180,668 ounces), the Libertad Mine accounted for $163.7 million (2015 - $142.3 million) of gold revenue from the sale of 131,457 ounces (2015 – 123,644 ounces) while $56.4 million (2015 – $61.0 million) was contributed by the Limon Mine from the sale of 45,038 ounces (2015 – 52,776 ounces). Total Otjikoto Mine gold revenue for the twelve months ended December 31, 2015 was $164.8 million from the sale of 142,563 ounces including pre-commercial production revenues of $23.1 million. For financial reporting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production were credited to Otjikoto’s mineral property development costs.

Production and operating costs

Consolidated gold production for the year ended December 31, 2016 was an annual record 550,423 ounces, 4% (or 19,307 ounces) above budget and 12% (or 57,158 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015. Production for the year was near the mid-point of the Company’s revised production guidance range (of 535,000 to 575,000 ounces) and surpassed its initial guidance range (of 510,000 to 550,000 ounces). The record performance in 2016 reflects the strong performances from the Company’s Masbate and Otjikoto mines, both setting new annual production records in 2016. The Company’s La Libertad Mine was also near the high end of its 2016 production guidance range. The Limon Mine continued to be behind budget due to delays in accessing higher grade areas of Santa Pancha during the first half of 2016 and a plant maintenance shut-down in April 2016.

Consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $508 per ounce of gold for the year ended December 31, 2016, which was $66 per ounce (or 11%) lower than budget and $108 per ounce (or 18%) lower than the prior year. Cash operating costs for 2016 were at the low end of the Company’s revised guidance range of $500 to $535 per ounce and well below its original guidance range $560 to $595 per ounce. The favourable variances compared to budget and the prior year reflect the continued strong operating performance of the Company’s Masbate and Otjikoto mines, ongoing optimization efforts at all sites and lower fuel costs at all sites. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were $794 per ounce, $114 per ounce (or 13%) below budget and $153 per ounce (or 16%) lower than the same period of 2015. All-in sustaining costs were within the Company’s revised guidance range of $780 to $810 per ounce and well below its original guidance of $895 to $925 per ounce. The reductions against budget for year were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, prestripping and underground development activity.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $172.3 million for the year ended December 31, 2016 compared to $144.3 million in 2015. The increase in depreciation expense was due to a 10% increase in the gold ounces sold and a 9% increase in the depreciation charge per ounce of gold. The depreciation charge increased to $314 per ounce of gold sold for the year ended December 31, 2016 from $299 per ounce for the same period in 2015. The 5% increase in the depreciation charge per ounce of gold is the result of higher mineral property balances due to additions during the year and a decrease in the recoverable ounces used for Libertad’s assets depreciated using the unit-of-production method.

Other

For the year ended December 31, 2016, G&A costs increased by $4.5 million to $40.9 million. The increase primarily relates to higher cash bonuses in 2016 ($6.9 million in 2016 compared to $1.4 million in 2015).

Share-based payment expense for the year ended December 31, 2016 decreased $1.6 million to $13.7 million as a result of the timing and volume of issuances of stock options, restricted share units (“RSUs”) and incentive trust shares.

The Company’s results for the year ended December 31, 2016 included a loss of $9.9 million from the restructuring of its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. The Company received 23.5 million common shares of Calibre valued at $2.1 million and a 1.5% net smelter returns royalty to which no value was assigned. In 2015, the Company’s results included a gain of $2.2 million resulting from the sale of the Bellavista property, and associated reclamation liability, in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty to which no value was assigned.

During 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco Projects in Chile. As a result, the Company wrote-off expenditures totalling $3.7 million related to these projects during 2016. In addition, the Company wrote-off $1.2 million relating to its interest in the Quebradona Project in Colombia. During 2015, the Company wrote off $16.1 million of mineral property interests, including capitalized costs related to Pavon of $8.5 million and $7.2 million of its Masbate Mine undeveloped mineral interests.

During the year ended December 31, 2015, the Company recorded net impairment charges totalling $86.7 million (pre-tax $108.0 million). The pre-tax impairment charges consisted mainly of a La Libertad Mine long-lived assets impairment charge of $48.9 million, an El Limon Mine long-lived assets impairment charge of $22.9 million and an investment in the Gramalote joint venture impairment charge of $36.2 million.

The Company’s results for the year ended December 31, 2016 included a non-cash loss of $46.7 million on the convertible senior subordinated notes compared to a gain of $6.9 million in 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At December 31, 2016 the convertible notes were trading at 100.8% of par value compared with 83.2% at December 31, 2015. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.19 at December 31, 2016 from C$1.40 at December 31, 2015.

The Company reported $10.2 million (net of capitalized interest) in interest and financing expense during the year ended December 31, 2016 compared with $16.1 million in 2015. For the year ended December 31, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million, which was comprised of (i) the write-off of deferred financing fees of $3.0 million relating to the Company’s previous revolving credit facility upon repayment of that facility and (ii) finance fees of $2.5 million incurred upon novation of certain gold forward contracts with the lenders associated with the previous revolving credit facility. This was offset by an increase in interest expense during 2016 due to slightly higher debt levels, relating mainly to the current revolving credit facility and equipment loans. During the year ended December 31, 2016, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $10.7 million (2015 – $4.4 million).

For the year ended December 31, 2016, the Company recorded an unrealized gain of $22.7 million on derivative instruments compared to an unrealized loss of $23.5 million in 2015. The unrealized gain was comprised of $10.6 million related to gold derivative instruments, $11.0 million on the Company’s forward fuel price contracts and $1.1 million for interest rate swaps. For year ended December 31, 2016, the Company recorded a realized loss of $14.0 million (2015 - $5.4 million) on derivative instruments, mainly comprised of a realized loss of $9.1 million on gold derivative instruments and a realized loss of $4.8 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the current revolving credit facility in the second quarter of 2015, these contracts are now recognized at fair value each reporting period with changes in the fair value going through the statement of operations.

The Company recorded a net current income tax expense of $25.1 million for the year ended December 31, 2016 compared to $9.2 million in 2015. The increase in the current income tax expense is the result of a $4.0 million provision for ongoing tax audits assessments, higher gold revenues at the Libertad Mine as well as increased withholding taxes related to the Company’s international activities.

For the year ended December 31, 2016, the Company generated net income of $38.6 million ($0.04 per share) compared to net loss of $145.1 million (negative $0.16 per share) in 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 was $99.0 million ($0.11 per share) compared to $13.3 million ($0.01 per share) in 2015. Adjusted net income in the year ended December 31, 2016 primarily excluded a non-cash mark-to-market loss of $46.7 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, loss on sale of mineral properties of $9.9 million, non-cash write-down of mineral property interests of $5.1 million, share-based payments of $13.7 million, unrealized gains on derivative instruments of $22.7 million, the write-down of long-term investments of $2.9 million and a deferred income tax expense of $4.9 million.

Cash flow from operating activities was a record $411.8 million ($0.44 per share) for the year ended December 31, 2016 compared to $175.4 million ($0.19 per share) in 2015, an increase of $236.4 million. This increase was due to a $129.6 million increase in revenue, $120 million of proceeds received from the Prepaid Sales transactions and a $23.9 million reduction in production costs partially offset by a $15.9 million increase in income tax expense during the year and an $18.6 million negative change in non-cash working capital. The main change in non-cash working capital related to a $25.5 million increase in inventory due to higher bullion inventory balances at the Libertad and Masbate mines resulting from the timing of shipments, higher ore stockpile balances at the Masbate and Otjikoto mines (expected to be processed during 2017) and an increase in supplies inventory at the Otjikoto Mine. In addition, during the year ended December 31, 2016, the Company collected $20.9 million of its long-term value-added tax receivables.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	Three months ended December 31		Year ended December 31		Ten months ended December 31(2)
	2016	2015	2016	2015	2015

Gold revenue ($ in thousands)	61,198	38,492	207,674	164,775	141,681

Gold sold (ounces)	51,129	35,266	167,786	142,563	124,097

Average realized gold price ($/ ounce)	1,197	1,091	1,238	1,156	1,142

Tonnes of ore milled	845,146	762,267	3,468,488	2,834,399	2,415,573

Grade (grams/ tonne)	1.76	1.63	1.52	1.63	1.66

Recovery (%)	97.9	98.3	98.1	98.4	98.7

Gold production (ounces)	46,846	39,374	166,285	145,723	126,908

Cash operating costs(1) ($/ ounce)	367	385	368	N/A	425

Total cash costs(1) ($/ ounce)	406	414	405	N/A	459

All-in sustaining costs(1) ($/ ounce)	587	509	604	N/A	550

Capital expenditures ($ in thousands)	5,392	6,963	39,241	34,780	N/A

Exploration ($ in thousands)	648	957	1,994	4,196	N/A

(1)	Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Post-commercial production.

In the fourth quarter of 2016, the Otjikoto Mine in Namibia produced 46,846 ounces of gold, slightly above budget and 19% (or 7,472 ounces) higher than the fourth quarter of 2015. The Otjikoto Mine also had a record year in 2016, producing an annual record 166,285 ounces of gold, above the mid-point of its production guidance range (of 160,000 to 170,000 ounces) and 14% (or 20,562 ounces) higher than 2015 (including 18,815 ounces of pre-commercial production from Otjikoto). Otjikoto’s 2016 production benefitted from higher throughput due to the successful completion of its mill expansion project in September 2015 (which increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum) and also due to overall process optimizations.

Otjikoto’s cash operating costs (refer to “Non-IFRS Measures”) for the fourth quarter of 2016 were $367 per ounce which was $6 per ounce (or 2%) higher than budget but $18 per ounce (or 5%) lower than the prior-year quarter. The reduction in costs per ounce compared to the prior year quarter was mainly attributable to lower fuel prices and lower consumption of fuel and reagents. Mining and processing costs were positively impacted by diesel and gasoline prices which were 12% lower than budget and heavy fuel oil (“HFO”) prices which were 22% lower than budgeted.

Otjikoto’s cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were an annual record of $368 per ounce which was $42 per ounce (or 10%) lower than budget and $57 per ounce (or 13%) lower than the ten months ended December 31, 2015. Cash operating costs for the year were below the low end of the original annual cash operating cash cost guidance and at the low end of the revised annual cash operating cash cost guidance of $400 to $440 per ounce and $365 to $405 per ounce, respectively. As with the fourth quarter, the reduction in costs per ounce against both budget and the prior-year is mainly attributable to lower fuel prices and lower consumption of fuel and reagents. For 2016 diesel purchases were $0.63 per litre compared to a budget of $0.79 per litre and HFO purchases were $0.36 per litre compared to a budget of $0.56 per litre. The lower cash operating cost in 2016 compared to 2015 was also impacted by a weaker Namibian dollar/US dollar foreign exchange rate.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended December 31, 2016 were $587 per ounce compared to a budget of $463 per ounce and $509 per ounce in the prior year quarter. All-in sustaining costs for the year ended December 31, 2016 (refer to “Non-IFRS Measures”) were $604 per ounce compared to a budget of $629 per ounce and $550 per ounce in the ten months ended December 31, 2015. The positive variance against budget for the year in all-in sustaining costs reflects the reduction in cash operating costs noted above.

Capital expenditures in the fourth quarter of 2016 totalled $5.4 million and included prestripping costs of $3.2 million, $1.2 million for mining equipment and $0.6 million for the Wolfshag underground study. Capital expenditures for the year ended December 31, 2016 totalled $39.2 million (compared to a budget of $48.3 million) and included prestripping costs of $18.3 million (compared to a budget of $30.4 million) and mobile equipment costs of $17.7 million. Prestripping costs in 2016 were below budget due to lower mining costs than budgeted and a change in the budgeted mining sequence.

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2017, compared to 166,285 ounces produced in 2016. Cash operating costs are expected to be between $510 and $550 per ounce. The expected cost increase over 2016 is mainly due to higher projected strip ratios at the new Otjikoto Phase 2 pit and Wolfshag Phase 1 pit. In addition, fuel prices are also projected to be higher than 2016 actuals by 16%. All-in sustaining costs are expected to be between $855 and $885 per ounce in 2017, reflecting higher expected cash operating costs per ounce and capital expenditures. Diesel costs are budgeted to be 10% of total production costs for 2017 based on a unit cost of $0.86/litre and HFO is budgeted to be 12% of total production costs for 2017 based on a budgeted unit cost of $0.50/litre.

The Otjikoto Mine is projected to process 3.3 million tonnes of ore in 2017, with an average grade of 1.59 g/t and recovery of 98%. Mill feed is expected to consist of high grade ore from the Otjikoto Phase 2 pit (35%) and Wolfshag Phase 1 pit (25%). High and medium grade stockpile ore is expected to account for the remainder of the mill feed (40%), as the Otjikoto Phase 2 pit is developed.

For 2017, sustaining capital costs at the Otjikoto Mine are estimated to be $37.1 million, including $15 million for capitalized prestripping costs, $10.4 million for mine fleet additions, and $6 million for major equipment rebuilds. The Company expects up to $10 million of the Otjikoto mine fleet expansion purchases to be lease financed. To advance stripping at both the Otjikoto and Wolfshag pits the mining fleet will be increased by an additional 250-tonne excavator along with additional haul trucks and support equipment. Non-sustaining capital costs are budgeted to be $12.7 million which includes $8.5 million for phase one of the construction of a solar power plant. The solar power plant is expected to reduce fuel consumption and protect against rising oil prices.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in 2017. Ongoing studies are leading the Company to re-evaluate the open pit and underground interface. In the meantime, open pit operations at the Otjikoto and Wolfshag pits continue as planned.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	015

Gold revenue ($ in thousands)	56,078	49,219	255,580	208,641

Gold sold (ounces)	46,900	45,068	204,000	180,668

Average realized gold price ($/ ounce)	1,196	1,092	1,253	1,155

Tonnes of ore milled	1,831,563	1,681,891	6,921,335	6,876,408

Grade (grams/ tonne)	1.08	1.19	1.23	1.05

Recovery (%)	76.2	74.1	75.2	75.9

Gold production (ounces)	48,633	47,958	206,224	175,803

Cash operating costs(1) ($/ ounce gold)	547	512	463	657

Total cash costs(1) ($/ ounce gold)	602	601	522	726

All-in sustaining costs(1) ($/ ounce)	788	795	653	965

Capital expenditures ($ in thousands)	9,631	9,755	31,892	37,691

Exploration ($ in thousands)	1,224	1,649	4,492	5,055

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the fourth quarter of 2016, gold production at the Masbate Mine was 48,633 ounces, 13% (or 5,734 ounces) above budget and 1% (or 675 ounces) higher than the fourth quarter of 2015. Commencing in August 2016, Masbate’s mine plan was adjusted to optimize the mine’s development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore was prioritized as mill feed ahead of the higher grade Main Vein ore, due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit was stockpiled and is budgeted to be processed in 2017.

The Masbate Mine achieved a very strong year in 2016, producing an annual record 206,224 ounces of gold, above the mid-point of its revised production guidance range (of 200,000 to 210,000 ounces) and significantly exceeding its initial guidance range (of 175,000 to 185,000 ounces). Gold production for the year also increased by 17% (or 30,421 ounces) over 2015. Masbate’s strong operational performance was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore tonnage from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance).

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) in the fourth quarter of 2016 were $547 per ounce, $180 per ounce (or 25%) lower than budget but $35 per ounce (or 7%) higher than in the prior-year quarter. Cash operating costs per ounce in the fourth quarter of 2016 benefitted from higher production as a result of higher throughput, lower than budgeted fuel costs, both in terms of price and consumption, and lower reagent consumption. Diesel purchases were $0.46 per litre compared to a budget of $0.50 per litre. In addition, the power consumption rate was 21.8 kWh per tonne total power compared to a budget of 27.8 kWh per tonne. This is a result of the higher ratio of oxide material processed during the quarter.

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were an annual record of $463 per ounce, a reduction of $129 per ounce (or 22%) from budget and $194 per ounce (or 30%) lower than in the prior-year. Cash operating costs for the year were below the low end of both the original and revised annual cash operating cost guidance of $620 to $660 per ounce and $465 to $505 per ounce, respectively. Cost improvements for 2016 were driven by higher production as a result of higher throughput, and lower fuel and energy costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended December 31, 2016 were $788 per ounce compared to a budget of $934 per ounce and $795 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above partially offset by higher than budgeted capital expenditures due to the completion of projects originally scheduled for the third quarter. On an annual basis, capital expenditures continued to be under budget. All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were $653 per ounce compared to a budget of $899 per ounce and $965 per ounce in the prior year. The lower all-in sustaining costs are a result of the lower production costs per ounce as described above and lower than budgeted capital expenditures. The lower capital expenditures resulted from lower than budgeted prestripping costs driven by lower mining costs and a lower strip ratio for the Colorado pit. Timing delays in land acquisition costs also contributed to the lower than budgeted capital costs.

Capital expenditures in the fourth quarter of 2016 totalled $9.6 million which consisted mainly of powerhouse upgrades ($3.1 million), prestripping costs ($2.7 million) and plant upgrade costs ($1.5 million). Capital expenditures for the year ended December 31, 2016 totalled $31.9 million, including plant upgrade costs ($14.0 million), prestripping costs ($4.5 million), powerhouse upgrades ($3.9 million) and mobile equipment costs ($2.3 million).

Masbate’s process plant upgrades were completed with most process improvements integrated into operation slightly ahead of the original schedule during the third quarter. The tie-in of the plant upgrades undertaken during the six-day shutdown in September involved screens, cyclones, pump drives, grinding circuit improvements, additional cooling capacity and additional pumps. The plant upgrades are expected to improve gold recoveries by 2% or 3% and sustain throughput on harder ore types. This has been reflected in the 2017 budget.

On March 31, 2016, the extension of the Masbate Mine’s income tax holiday was approved for a final additional year to June 2017.

For the Masbate Mine, 2017 gold production is expected to be between 175,000 and 185,000 ounces. Masbate’s 2016 production had benefited from better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit.

Cash operating costs per ounce in 2017 are expected to be between $690 and $730. The expected increase over 2016 is mainly attributable to lower forecast production and higher projected strip ratios at the new Main Vein Stage 3 pit and expanded Colorado pit, as well as higher projected prices for diesel fuel/HFO. Diesel costs are budgeted to be 6% of total production costs for 2017 based on a unit cost of $0.50/litre and HFO is budgeted to be 12% of total production costs for 2017 based on a budgeted unit cost of $0.39/litre.

All-in sustaining costs in 2017 are expected to be between $1,020 and $1,050 per ounce. The expected increase over 2016 reflects higher anticipated cash operating costs per ounce, higher forecast capitalized prestripping costs and the planned mine fleet replacement and expansion. In the first-half of 2017, the Company has elected to replace a significant portion of Masbate’s mine fleet with new equipment purchases, rather than rebuilding major components over several years, to optimize its fleet performance and reduce both operating and capital costs in future years. In addition, to be able to meet the additional haulage requirements in 2017 to 2021, Masbate’s mine fleet is also being expanded in 2017. Since the new fleet will commence utilization in 2017, all of the related purchase costs have been included in Masbate’s 2017 sustaining costs even though the equipment will benefit Masbate operations in future years as well. Masbate’s mine equipment purchases are subsequently planned to decrease significantly over the next several years.

In 2017, the Masbate Mine is budgeted to process an average of 18,630 tonnes of ore per day for a total of 6.8 million tonnes of ore for the year. Gold grades processed are expected to average 1.13 g/t and gold recoveries are anticipated to average 71.4%. Mill feed is budgeted to consist of 78% transitional/fresh ore and 22% oxide ore. Mining activity is expected to focus on the continued development of the newly widened Colorado pit, development of Main Vein Stage 3 pit and continued operations in Main Vein Stage 2 pit. The Main Vein Stage 1 pit has now been completed.

Sustaining capital costs in 2017 at the Masbate Mine are budgeted to total $39.5 million, including $25.4 million for new mining equipment (consisting of $18 million for fleet replacement and $7.4 million to expand the mining fleet) and prestripping costs ($4.6 million) in Main Vein Stage 3 pit/Colorado pit. The Company expects approximately $20 million of the Masbate fleet replacement and expansion purchases to be lease financed. Non-sustaining capital costs are budgeted to total $18 million, primarily for the powerhouse generator ($7.7 million) for the Masbate tank project and land purchases ($7.2 million).

As previously reported by the Company, on September 27, 2016, the Philippine Department of Environment and Natural Resources (the "DENR") announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. At that time, DENR spokespersons advised the Company that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings; however, no show-cause order was issued to the Company in respect of any findings. The audit findings were related to administrative and regulatory issues, including without limitation (a) alleged issues related to certain mining operations occurring in areas not covered by our Environmental Compliance Certificate, which in our view is mistaken and likely arises as a result of incorrect geographical coordinates of the Masbate project used by the auditors, and (b) alleged issues related to the appropriate approval of mine operating and production plans, the payment of fees for waste and tailing disposal, and a series of alleged infractions of the Philippine Mining Act of 1995 and safety regulations. The audit also includes recommendations related to guidelines to enhance our reclamation planning and practices, and several proposals related to community planning and development which the Company supports. The Company has provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company will continue to work closely with the DENR to maintain compliance with regulations and continue to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015

Gold revenue ($ in thousands)	48,563	40,363	163,660	142,291

Gold sold (ounces)	40,857	36,972	131,457	123,644

Average realized gold price ($/ ounce)	1,189	1,092	1,245	1,151

Tonnes of ore milled	564,822	584,511	2,277,795	2,307,921

Grade (grams/ tonne)	2.03	1.99	1.90	1.71

Recovery (%)	95.3	94.3	95.0	94.2

Gold production (ounces)	35,165	35,234	132,431	119,475

Cash operating costs(1) ($/ ounce gold)	661	601	659	716

Total cash costs(1) ($/ ounce gold)	688	623	685	740

All-in sustaining costs(1) ($/ ounce)	878	877	904	988

Capital expenditures ($ in thousands)	4,556	6,635	18,543	20,503

Exploration ($ in thousands)	1,172	1,382	4,269	4,637

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the fourth quarter of 2016, gold production at La Libertad Mine in Nicaragua was 35,165 ounces, consistent with the fourth quarter of 2015. For the year ended December 31, 2016, Libertad produced 132,431 ounces of gold, near the high end of its production guidance range (of 125,000 to 135,000 ounces) and 11% (or 12,956 ounces) higher than 2015. Better grade and higher recoveries contributed to the successful production year. During the third quarter of 2016, La Libertad’s mine schedule was adjusted to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. The Jabali Antenna pit is now planned for production in the third quarter of 2017, pending completion of permitting and relocation activities.

La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) in the fourth quarter of 2016 were $661 per ounce, $74 per ounce (or 13%) higher than budget and $60 per ounce (or 10%) higher than in the fourth quarter of 2015. Cash operating costs per ounce were higher than budget in the quarter due to lower processed grade and throughput as a result of delays in mining Mojon underground. For the year ended December 31, 2016, La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) were $659 per ounce, $8 per ounce (or 1%) lower than budget and $57 per ounce (or 8%) lower than the same period in 2015. Year-to-date cash operating costs per ounce were lower than the prior year due to higher production as a result of higher processed grade from Jabali Central as outlined above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended December 31, 2016 were $878 per ounce compared to a budget of $744 per ounce and $877 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were $904 per ounce compared to a budget of $1,036 per ounce and $988 per ounce in the prior year. All-in sustaining costs for the quarter were higher than budget due to the timing of capital expenditures. All-in sustaining costs for the year reflect lower than budgeted cash costs and lower than budgeted capital expenditures primarily driven by lower prestripping costs resulting from permitting delays for Jabali Antenna.

Capital expenditures in the fourth quarter of 2016 totalled $4.6 million which consisted primarily of underground development costs ($1.4 million) and land acquisition costs ($1.8 million). Year-to-date capital expenditures totalled $18.5 million, consisting primarily of La Esperanza tailings dam costs ($5.1 million), Jabali development costs ($2.2 million), prestripping costs ($2.8 million), underground development costs ($2.6 million) and land acquisition costs ($4.6 million).

On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the resettlement project to date. The award recognizes the Company’s commitment to social development projects that benefit the local communities in which it operates.

In 2017, La Libertad Mine is expected to produce between 110,000 and 120,000 ounces of gold (compared to 132,431 ounces produced in 2016) at cash operating costs of between $625 and $665 per ounce and all-in sustaining costs of between $785 and $815 per ounce. Diesel costs are budgeted to be 6% of total production costs for 2017 based on a unit cost of $0.58/litre. Power for Libertad’s milling and underground operations is delivered from the national grid.

La Libertad’s production forecast assumes that mining from the higher grade Jabali Antenna pit will now enter the production stream in the third quarter of 2017 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). However, as in 2016, La Libertad retains some flexibility in sourcing its ore from alternate open pit resources and mineralized zones (subject to permitting) within close proximity of La Libertad mill while the Jabali Antenna permitting and relocation activities are being completed. La Libertad’s cash operating costs per ounce are expected to remain in-line with 2016, as the decrease in planned production is expected to be offset by lower mining costs (as a result of less waste being moved at the Jabali Central pit). Based on current assumptions, La Libertad Mine has an approximate mine life of 3 years, subject to further exploration success.

In 2017, La Libertad is budgeted to process 2.3 million tonnes of ore at an average grade of 1.73 g/t with gold recoveries averaging 94%. Mill feed is expected to consist mainly of high grade ore from Jabali Central pit (37%), Mojon underground (8%), and Jabali Antenna pit (5%), which will be blended with lower grade spent ore (50%). Jabali West underground mine development is expected to commence in 2017, with production expected to commence in 2018.

In 2017, sustaining capital costs for La Libertad are planned to total $3.6 million, including Mojon underground mine development ($1.2 million). Non-sustaining capital costs are budgeted to total $23 million, including underground development/infrastructure at San Juan and Jabali West ($12 million) and land purchases/resettlement ($6.2 million).

Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015

Gold revenue ($ in thousands)	15,350	10,935	56,379	61,044

Gold sold (ounces)	12,638	10,176	45,038	52,776

Average realized gold price ($/ ounce)	1,215	1,075	1,252	1,157

Tonnes of ore milled	122,167	93,213	467,404	468,972

Grade (grams/ tonne)	2.72	3.19	3.22	3.69

Recovery (%)	93.6	93.7	94.1	94.1

Gold production (ounces)	10,007	8,903	45,483	52,264

Cash operating costs(1) ($/ ounce)	982	958	781	713

Total cash costs(1) ($/ ounce)	1,059	1,033	862	783

All-in sustaining costs(1) ($/ ounce)	1,501	1,466	1,189	1,279

Capital expenditures ($ in thousands)	2,460	2,075	7,749	18,846

Exploration ($ in thousands)	964	659	3,453	3,324

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the fourth quarter of 2016, gold production at El Limon Mine in Nicaragua was 10,007 ounces (Q4 2015 – 8,903 ounces). For the full-year 2016, Limon produced 45,483 ounces of gold, below its production guidance range (of 50,000 to 60,000 ounces) and 13% (or 6,781 ounces) lower compared to 2015. In 2016, Limon’s production was negatively affected by mine fleet availability limitations and water control issues which reduced ore flow from Santa Pancha. As a result, mill feed was supplemented with lower grade ore from surface stockpiles. To improve overall mine performance, the operations and maintenance areas have been reorganized and additional mining equipment has been purchased. The underground pumping system has also been overhauled and the dewatering wells are currently being improved.

Limon’s cash operating costs (refer to “Non-IFRS Measures”) in the fourth quarter of 2016 were $982 per ounce, $387 per ounce (or 65%) higher than budget and $24 per ounce (or 3%) higher than in the prior-year quarter. Cash operating costs per ounce were higher than budget due to lower production (as outlined above) as a result of delays in accessing higher grade areas of Santa Pancha earlier in the year. Cash operating costs (refer to “Non-IFRS Measures”) were above the high end of the revised guidance range of $690 to $730 per ounce at $781 per ounce for the year ended December 31, 2016, $151 per ounce (or 24%) above budget and $68 per ounce (or 10%) higher than the same period in 2015.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended December 31, 2016 were $1,501 per ounce compared to a budget of $888 per ounce and $1,466 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2016 were $1,189 per ounce compared to a budget of $1,008 per ounce and $1,279 per ounce in the prior year. All-in sustaining costs in the quarter and the year-to-date reflect the increase in cash operating costs noted above and lower deferred development costs as a result of the delays in accessing Santa Pancha earlier in the year.

Capital expenditures in the fourth quarter of 2016 totalled $2.5 million which consisted mainly of underground development ($1.6 million). Year-to-date capital expenditures totalled $7.7 million, consisting mainly of underground development ($4.4 million), mining equipment mentioned above ($1.0 million), plant maintenance ($0.5 million) and a water pumping project ($0.4 million).

In 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold (compared to 45,483 ounces produced in 2016) at cash operating costs of between $655 and $695 per ounce. All-in sustaining costs are expected to be between $1,065 and $1,095 per ounce. Diesel costs are budgeted to be 3% of total production costs for 2017 based on a unit cost of $0.54/litre. Power for Limon’s milling and underground operations is delivered from the national grid.

El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 3.58 g/t gold with gold recoveries averaging 93.5% in 2017. Approximately 10% of the process ore is expected to be sourced from the Mercedes open pit, with the remainder from underground operations at Santa Pancha 1 and Santa Pancha 2.

The Company plans to undertake sustaining capital expenditures at El Limon totaling $9.7 million in 2017, of which $5.9 million relates to underground development at Santa Pancha. Non-sustaining capital costs are budgeted to total $3.3 million, primarily for underground development/infrastructure at a new underground operation, Veta Nueva which is expected to commence production in 2018. The Limon exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life.

Fekola Project - Mali

The Fekola Project mine construction is approximately 3 months ahead of schedule and is now on target for an October 1, 2017 production start with production guidance for 2017 of 45,000 to 55,000 ounces at an expected cash operating cost of $580 to $620 per ounce.. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and all-in sustaining cost per ounce. On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years is estimated at approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce.

In the fourth quarter of 2016, B2Gold's construction team continued to develop the Fekola Project in Mali. Significant activities during the quarter included:

  A total of 4,000,000 m3 of material has been moved at site;

  Construction of the tailings storage facility and water embankments is 100% complete;

  Lining of the tailings facility commenced in December 2016;

  Installation of mechanical components is on-going with gyratory crusher, pebble crusher, conveyors, reclaim tunnel, leach and CIP tanks. Commencement of mill installation started in January 2017;

  Goldroom and reagent storage area construction is well underway;

  Powerhouse construction remains on schedule for a June 2017 commencement of commissioning;

  Pit prestripping has commenced ahead of schedule and over 800,000 m3 of material has been removed to-date;

  Grade control for the ore zones has commenced and the lab on site is under construction (expected to start up in the second quarter of 2017); and

  Commissioning team has arrived at site and begun hiring and training the mill/lab operators.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to-date (at both near surface targets and deeper along strike below the main Fekola pit) and exploration potential, the Company is expanding the throughput at the Fekola mine to 5 million tonnes per year. The optimized Feasibility Study and Environmental and Social Impact Study were both prepared to accommodate an uplift in throughput from 4 million tonnes per year to 5 million tonnes per year. The design factors built into the original design included 5 million tonnes per year assumptions for plant design, general infrastructure and tailings dam design and location. This means that the capacity for throughput of ore at the Fekola mine could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized Feasibility Study's originally modelled 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the mill expansion and approved an $18 million expansion budget for additional items including a pebble crusher, one additional leach tank and an additional generator. With this additional capital investment, the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning.

A revised geological resource model was completed in the third quarter of 2016, followed by updates to the open pit mine designs and production plans in the fourth quarter of 2016, reflecting the mill capacity increase to 5 million tonnes per year. Based on the updated production plans, Fekola is now projected to produce an average of 375,000 to 400,000 ounces per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). Mining rates will not materially change to supply the 5 million tonne per year plant, as the additional material will be diverted from planned stockpiles. The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date.

The Company has also approved a plan to relocate the village of Fadougou, located adjacent to the main Fekola pit. While the relocation of the village was not a requirement in the Construction Permit, after extensive stakeholder engagement with the local population the Company decided to proceed with it because of the near proximity of the village to the mine site. Relocation of the village will be completed in accordance with a Resettlement Action Plan (“RAP”) that was completed by an independent consultant in consultation with all stakeholders. The RAP has been submitted to the appropriate Malian authorities and the Company is currently in the process of acquiring the land necessary for relocation. It is anticipated that the relocation process will take 2 years to complete. Total estimated relocation costs are approximately $20 million to be incurred in 2016 and 2017.

Total cumulative forecast Fekola Project construction costs (from inception to completion) include preconstruction sunk costs, feasibility study construction costs and $38 million additional construction costs approved in 2016. Preconstruction sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) were approximately $41 million. The total feasibility study construction costs were $462 million, comprising of build costs of $395 million and $67 million of anticipated mine fleet and power generator costs, expected to be lease financed. During 2016, the Company also approved $38 million in additional amendments to the Fekola Project construction costs, comprising $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou, as previously described above.

Capital expenditures on the Fekola Project in the quarter and year ended December 31, 2016 totalled $80.1 million and $241.7 million, respectively versus a revised Fekola Project budget of $74.5 million and $260.9 million, respectively. As at December 31, 2016, cumulative to-date expenditures on the Fekola Project were $371.1 million, including $41.0 million of preconstruction sunk costs expenditures, compared with a Fekola Project budget to-date of $376.4 million. The Fekola Project remains on budget and the variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

For 2017, the construction budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In 2017, the Company expects to complete construction and commission of the Fekola Project and begin the transition from construction to steady-state operations. Primary project areas will include the powerhouse, processing mechanical and electrical installation, tailing storage facility lining and prestripping in stage one of the Fekola open pit.

In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company's interest in the Fekola Project. Upon signing of a Shareholder's Agreement between the Company and the Government of Mali, the Company will contribute a 10% free carried interest in Fekola SA to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. Negotiation of the purchase price of the additional 10% is currently being finalized. Consequently, the final ownership of Fekola SA is expected to be 80% held by the Company and 20% held by the Government of Mali. The Company has signed a mining convention with the Government of Mali. The Convention and Shareholder's Agreement when taken together are expected to govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project.

Burkina Faso

Toega Development Study

Based on the positive results to date, the Company is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2017. The 2017 development budget for Toega is $0.84 million.

Kiaka Project

Further engineering studies were completed in 2016 to assess the optimum throughput rate for the Kiaka project and upgrading projected capital and operating costs.

The current plan is to update the mineral-resource block model later this year based on ongoing drilling and then use that model as the basis for additional project evaluation. This will include re-evaluating project economics and the potential impact of higher-grade ore being added from the Toega zone. The 2017 development budget for Kiaka is approximately $2.7 million.

Community Relations Update

In 2016, the Company incurred a total of $8.3 million on its community relations programs (comprised of direct expenditures of $5.1 million and related social taxes of $3.2 million – mandated to be used for social programs) across the various countries where it operates. Highlights of the Company’s community relations programs are below.

Otjikoto

Corporate social investment (“CSI”) in Namibia is focused on four key areas; livelihoods (communities), health, education and environment.

Under the livelihoods pillar, the support of small to medium enterprises (SME’s) is the main focal area, as the lack of entrepreneurship has been identified as the major obstacle to poverty eradication. Under the health pillar, early childhood development has been targeted for substantial support. On education, B2Gold’s most important programme is its support of the Ministry of Education with a Maths and Science experiment programme for teachers and school pupils, called the “Little Shop of Physics”. The initial roll-out of this programme, introduced by B2Gold and the Colorado State University, was so successful that B2Gold plans to expand the programme to the entire nation. The focal point of the environment/conservation pillar of B2Gold’s CSI programmes has been the establishment of the Namibian Chamber of Environment. This organisation is the brain-child of B2Gold and in the six months since its inception, it has become recognised as the voice-piece of the environmental and conservation community in Namibia. It is seen as a role model for other African countries to follow, some of which have already announced their intentions to emulate Namibia’s example.

Masbate

The community relations group continued its development initiatives through 2016. Social development projects in Masbate are planned in association with the Mine, the Mines and Geosciences Bureau, and the Barangays ('Townships') that are affected by the Masbate Mine's operations. Those include support for education, health services, and development of small businesses.

Those initiatives in 2016 included workshops for small business development, promotion of livelihood associations (such as cooperatives) which included aquaculture, vegetable raising, and poultry projects. Apart from ongoing support to local health centres, the Company promoted health initiatives such as community workshops for nutrition and cooking using local products. In the final quarter, the first step to construction of a Technical Training Centre in Aroroy was taken with the development of land for the school.

By the close of 2016, during the project so far employees of Masbate had planted more that 1.6 million seedlings as part of its forest regeneration program, and more than 400,000 mangrove propagules as part of its contribution to the coastal rehabilitation program.

La Libertad and El Limon

B2Gold has advanced the work on water systems improvements for both Santo Domingo and La Libertad. The Company continues community investment (school support, retirement homes support, bursaries, and support for medical clinics, and small business development) that occurs in the communities where the Company operates. The major support in El Limon continues to be the power subsidy to the surrounding communities. The government of Nicaragua has also participated in a series of upgrade projects in the community of El Limon.

At the end of 2016, La Libertad was nearing its completion of the agreement with La Libertad union to assist in construction of some 116 worker houses over a five-year period. The neighbourhood now is fully serviced for water, power, sewage services and paved roads.

At the national level, in the last five year period B2Gold operations in Nicaragua have planted approximately one million tree seedlings. During 2016 B2Gold participated in a program to improve housing for disadvantaged families in Nicaragua by improving their roofing, and provided support to the Canadian medical group Ascenta Foundation which conducted a medical, dental and optometry mission to the RAAN area of Nicaragua.

Fekola

Several pilot income generating community development projects have been initiated in proximity to the Fekola mine site. These include supporting women’s associations to establish market gardens which provide fresh produce to cater for the large construction team currently building the mine, community grain mills and a pilot rice farming enterprise. The Company will also be resettling the nearby Fadougou village to a new site which will include improved housing with access to potable water, solar panels for lighting and community facilities. A joint initiative with Global Affairs Canada called “Skills for Employment” has been initiated to provide training to local communities to enhance their prospects of gaining employment in the mining sector as well as teaching skills that can be readily applied to creating sustainable and profitable small and medium enterprises.

Kiaka and Toega

The Company has built several much needed facilities in nearby villages. This has included a clinic, a maternity unit, a dispensary and a primary school where two secondary school classrooms have been added to eliminate the need of pupils to travel 25 km to attend classes. A bridge has also been constructed to link a portion of the village that is cut-off from these facilities during the rainy season. Numerous boreholes have been drilled to provide ready access to clean potable water. Two market garden enterprises have been established to assist communal women’s groups to grow crops to improve overall nutrition and generate income.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2016 the Company had cash and cash equivalents of $144.7 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at December 31, 2016 was $101.0 million compared to working capital of $104.7 million at December 31, 2015.

Cash flow from operating activities was $82.3 million in the fourth quarter of 2016 compared to $48.5 million in the fourth quarter of 2015, an increase of $33.8 million or 70%. This increase was mainly due to a $42.2 million increase in revenue offset by a $7.5 million increase in production costs. In addition, during the three months ended December 31, 2016, the Company collected $7.6 million of its long-term value-added tax receivables. Cash flow from operating activities was a record $411.8 million  for the year ended December 31, 2016 compared to $175.4 million in 2015, an increase of $236.4 million. This increase was due to a $129.6 million increase in revenue, $120 million of proceeds received from the Prepaid Sales transactions and a $23.9 million reduction in production costs partially offset by a $15.9 million increase in income tax expense during the year and an $18.6 million negative change in non-cash working capital. The main change in working capital related to a $25.5 million increase in inventory due to higher bullion inventory balances at the Libertad and Masbate mines resulting from the timing of shipments, higher ore stockpile balances at the Masbate and Otjikoto mines (expected to be processed during 2017) and an increase in supplies inventory at the Otjikoto Mine. In addition, during the year ended December 31, 2016, the Company collected $20.9 million of its long-term value-added tax receivables.

On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks including HSBC Bank USA, National Association, which acts as administrative agent and a lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner and The Bank of Nova Scotia, Société Générale and ING Bank N.V. (the “RCF Syndicate”) for a new revolving credit facility for an aggregate amount of up to $350 million. The new revolving credit facility also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s RCF Syndicate. In conjunction with this, the aggregate amount of the new revolving credit facility was increased from $350 million to $425 million.

The term for the new revolving credit facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company's convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to August 1, 2019 or later. The new revolving credit facility bears interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company's consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the new revolving credit facility in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the new revolving credit facility, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2016, the Company was in compliance with these debt covenants.

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a prepaid sales liability at the time of the transaction.

The Prepaid Sales transactions have a term of 33 months commencing March 2016. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines with 49,475 ounces being delivered during 2017 and 53,791 ounces during 2018 (estimated to represent approximately 9% and 6%, respectively, of the forecast production in these years). As the Company physically delivers ounces under the contracts, the Prepaid Sales liability will be recognised as gold revenue in the statement of operations based on the contract price.

Subsequent to December 31, 2016, the Company entered into further Prepaid Sales contracts totalling $15 million for delivery of 12,780 ounces of gold for delivery between January 31 and May 20, 2019.

During 2016, the Company entered into a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali. As at December 31, 2016, there had been no drawdowns on the facility. The Equipment Facility is available for a period that commenced on February 13, 2017 (the “Financial Close Date”) and ends on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. The first drawdown on the Equipment Facility in the amount of Euro 24.7 million was advanced on February 20, 2017.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the Equipment Facility and security is given over equipment which has been financed by the Equipment Facility and certain bank accounts.

During the year ended December 31, 2016, the term over which loans may be advanced under the Otjikoto Mine equipment loan facility was extended to December 31, 2016. At December 31, 2016, the Company had drawn down the full amount currently available under the facility ($45.4 million).

On August 11, 2016, the Company announced that it had entered into the ATM Agreement with two placement agents for the sale of common shares up to an aggregate gross offering price of $100 million through "at the market" distributions. The ATM Offering runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) February 11, 2018 or (iii) termination by one of the parties in accordance with the ATM Agreement. The placement agents receive a placement fee of 2% of the gross proceeds from each placement. During the quarter and year ended December 31, 2016, the Company issued 7.3 million and 14.8 million shares, respectively, at an average selling price of $2.77 and $3.11, respectively, for gross proceeds of $20.1 million and $46.2 million (net proceeds of $19.5 million and $44.2 million after deducting costs associated with the issuance), respectively, under the ATM Agreement. For the quarter and year ended December 31, 2016, commissions of $0.4 million and $0.9 million, respectively, were paid to the Agents. The Company is using the proceeds from the offering to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

The Company believes that these financing arrangements, coupled with strong operating cash flows from the its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including current gold prices and life-of-mine plans.

For the quarter and year ended December 31, 2016, resource property expenditures totalled $122.8 million and $388.0 million, respectively, with the most significant components being the Fekola Project with expenditures of $80.1 million and $241.7 million, respectively, the Otjikoto Mine with capital expenditures of $5.4 million and $39.2 million, respectively, the Masbate Mine with capital expenditures of $9.6 million and $31.9 million, respectively, and the Libertad Mine with capital expenditures of $4.6 million and $18.5 million, respectively.

As at December 31, 2016, and in addition to those commitments disclosed elsewhere in the MD&A, the Company had commitments for payments of $40.9 million for Fekola Project equipment and development costs (all of which is expected to be incurred in 2017), $22.3 million for mobile equipment at the Masbate Mine ($17.8 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018), $8.4 million for mobile equipment at the Otjikoto Mine (all of which is expected to be incurred in 2017), and $3.7 million for a tailings storage facility lift at the Libertad Mine (all of which is expected to be incurred in 2017).

For 2017, the Company has budgeted total capital expenditures of $49.8 million at the Otjikoto Mine, $57.5 million at the Masbate Mine, $26.6 million at La Libertad Mine and $13.0 million at El Limon Mine. The 2017 construction and development budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In addition to the $173 million construction budget and as a result of the planned Fekola mill expansion and accelerated October 1, 2017 production start date, open pit prestripping and mine fleet purchases have been advanced by six months (and have now been included in the 2017 budget) to secure ore stockpiles, budgeted at approximately $25 million and $22 million, respectively. Post-construction and operational capital costs are budgeted at $11 million, including $4 million for aircraft purchases. The Company’s total 2017 exploration budget is approximately $46.0 million.

As at December 31, 2016, the Company’s significant commitments are disclosed in the table below.

	2017	2018	2019	2020	2021	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	81,722	-	-	-	-	81,722
Derivative liabilities	3,466	6,439	-	-	-	9,905
Convertible senior subordinated notes:
Principal	-	258,750	-	-	-	258,750
Interest	8,409	8,409	-	-	-	16,818
New revolving credit facility:
Principal	-	-	200,000	-	-	200,000
Interest & commitment fees (estimated)	8,871	8,871	3,450	-	-	21,192
Otjikoto equipment loan facility:
Principal	9,075	9,030	3,626	2,210	715	24,656
Interest (estimated)	911	528	225	96	11	1,771
Nicaraguan equipment loans:
Principal	1,557	945	357	41	-	2,900
Interest (estimated)	92	37	8	-	-	137
Capital expenditure commitments	70,828	4,522	-	-	-	75,350
Mine restoration provision	-	-	-	9,023	15,779	24,802
Employee future benefits	2,744	1,025	3,498	2,503	-	9,770
Other liabilities	3,500	-	-	-	-	3,500

	191,175	298,556	211,164	13,873	16,505	731,273

Gold commitments

Under the terms of the old revolving credit facility, the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at December 31, 2016, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2017	2018	Total

Gold forward contracts:
Ounces	9,000	7,500	16,500
Average price per ounce (rand)	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

Under the terms of the old revolving credit facility, the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at December 31, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2017	2018	Total

Gold forward contracts:
Ounces	35,916	35,916	71,832
Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at December 31, 2016 was $(10.0) million.

Forward contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. For the year ended December 31, 2016, the Company entered into additional series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between July 2016 and January 2019. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

The following is a summary, by maturity dates, of the Company’s total forward contracts outstanding as at December 31, 2016:

	2017	2018	2019	Total

Forward – fuel oil:
Litres (thousands)	27,439	23,969	1,706	53,114
Average strike price	$0.28	$0.30	$0.31	$0.29

Forward – gas oil:
Litres (thousands)	13,754	9,452	785	23,991
Average strike price	$0.40	$0.40	$0.43	$0.40

Forward – diesel:
Litres (thousand)	8,186	3,910	367	12,463
Average strike price	$0.39	$0.41	$0.45	$0.40

The unrealized fair value of these contracts at December 31, 2016 was $2.8 million.

Subsequent to December 31, 2016, the Company entered into the following forward contracts:

  11,692,000 litres of fuel oil at a weighted average price of $0.31 per litre for delivery between February 2018 and April 2019;
  6,917,000 litres of gas oil at a weighted average price of $0.43 per litre for delivery between February 2018 and April 2019; and
  307,000 litres of diesel at a weighted average price of $0.44 per litre for delivery between February 2019 and April 2019.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. The Company entered into these interest rate swaps to manage the volatility of the interest related to the revolving credit facility. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at December 31, 2016 was $1.1 million.

Gold zero-cost collar contract

In 2013, as a result of the requirements under the Company’s previous revolving credit facility, the Company entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2016, the Company recorded an unrealized derivative gain of $0.8 million (2015 – $0.5 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s zero-cost gold collar contracts outstanding as at December 31, 2016:

	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	10,200	1,400	11,600
Average floor price	$1,000	$1,000	$1,000

Ceiling amount (ounces)	18,300	2,100	20,400
Average ceiling price	$1,721	$1,700	$1,719

The unrealized fair value of these contracts at December 31, 2016 was $0.1 million.

Operating activities

Cash flow from operating activities was a record $411.8 million for the year ended December 31, 2016 compared to $175.4 million in 2015, an increase of $236.4 million. This increase was due to a $129.6 million increase in revenue, $120 million of proceeds received from the Prepaid Sales transactions and a $23.9 million reduction in production costs partially offset by a $15.9 million increase in income tax expense during 2016 and an $18.6 million negative change in non-cash working capital. The main change in working capital related to a $25.5 million increase in inventory due to higher bullion inventory balances at the Libertad and Masbate mines resulting from the timing of shipments, higher ore stockpile balances at the Masbate and Otjikoto mines (expected to be processed during 2017) and an increase in supplies inventory at the Otjikoto Mine. In addition, during the year ended December 31, 2016, the Company collected $20.9 million of its long-term value-added tax receivables.

Financing activities

The Company’s net cash from financing activities for the year ended December 31, 2016 was $40.5 million.

Under the previously described ATM Agreement, during the year ended December 31, 2016, the Company issued 14.8 million shares for net proceeds of $44.5 million.

During the year ended December 31, 2016, the Company received proceeds from the exercise of stock options of $39.8 million.

During the year ended December 31, 2016, the Company made drawdowns of $100.0 million on its current revolving credit facility and $11.0 million on its Otjikoto equipment loan facility. This was offset by repayments on the current revolving credit facility of $125.0 million and the Otjikoto equipment loan facility of $8.4 million.

During the year ended December 31, 2016, the Company made interest and commitment fee payments of $18.3 million.

Investing activities

For the year ended December 31, 2016, resource property expenditures totalled $388.0 million with the most significant components being the Fekola Project with expenditures of $241.7 million, the Otjikoto Mine with capital expenditures of $39.2 million, the Masbate Mine with capital expenditures of $31.9 million, the Libertad Mine with capital expenditures of $18.5 million and the Limon Mine with capital expenditures of $7.7 million.

Expenditures on the Fekola Project to-date are $371.1 million including $41.0 million of preconstruction expenditures compared with a budget to date of $376.4 million. The variance was mainly due to the timing of payments for some key pieces of mobile equipment. The project remains on schedule and on budget.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Otjikoto Mine, exploration	(648)	(957)	(1,994)	(4,196)
Masbate Mine, exploration	(1,224)	(1,649)	(4,492)	(5,055)
Libertad Mine, exploration	(1,172)	(1,382)	(4,269)	(4,637)
Limon Mine, exploration	(964)	(659)	(3,453)	(3,324)
Fekola Project, exploration	(1,261)	(3,072)	(3,698)	(3,072)
Kiaka Project, exploration	(1,475)	(652)	(3,229)	(2,873)
Fekola Regional, exploration	(2,254)	(211)	(5,165)	(1,207)
Toega Project, exploration	(1,372)	(593)	(3,007)	(1,085)
Pavon Project, exploration	-	-	-	(2,226)
Other	(3,294)	(2,298)	(7,729)	(6,322)

	(13,664)	(11,473)	(37,036)	(33,997)

B2Gold has a 2017 exploration budget totalling $46 million. Approximately $22 million of the 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa and Nicaragua will be a primary focus of 2017 exploration expenditures.

In 2017, approximately $20 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $11.6 million focusing on 15 targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 16,500 metres of diamond drilling, 41,000 metres of RC drilling, 22,000 metres of air-core drilling and 8,500 metres of auger drilling.

Fekola Regional

Within the Fekola region, exploration has defined a significant zone of saprolite-hosted gold mineralization across two contiguous target areas known as Anaconda and Adder. At present, the footprint of the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres of strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, saprolite occurs in flat-lying horizons varying from several metres to over 40 metres thick. Mineralized intervals within the saprolite are variable in thickness, but across both zones average approximately 13.5 metres in true width. In 2016, 72,671 metres of combined aircore, reverse circulation and diamond drilling were completed.

A conceptual engineering study is underway for Anaconda. Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of four million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. The budgeted cost for the conceptual engineering study for Anaconda is approximately $2.2 million for 2017.

Toega Project

On February 13, 2017, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. The drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega. Drilling is ongoing. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega in the third quarter of 2017. Drill results at Toega are up to 3.09 g/t gold over 84 metres (approximate true width) in NKDD014 and 1.61 g/t over 131 metres in NKDD017. The zone remains open and drilling is ongoing.

Based on the positive results to date, B2Gold is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2017. The 2017 development budget for Toega is $0.8 million.

Otjikoto Mine

The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. Drilling at Ondundu in 2016 has defined a distinct North South zone of mineralization with holes containing up to 3.10 g/t gold over 68.4 metres drilled in hole ON-16-092 and 2.58 g/t over 52.1 metres (true width approximately 50% of drilled width) drilled in hole ON-16-96. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.

Masbate Mine

The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested. Drill results from the 2016 program in the Montana SE area contained up to 2.39 g/t gold over 22.2 metres true width in hole MONRC141 and 1.23 g/t gold over 17.3 metres true width in hole MONRC 139.

La Libertad Mine

La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets. Most of the drilling in 2017 is expected to be detailed drilling related to underground mine planning.

Limon Mine

The Limon exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life. The program will focus on the Las Mercedes and Pozo Bono/Limon Central area. Drill holes from late 2016 contained up to 9.93 g/t gold over 15.5 metres (true width) in hole LIM16-4035 of Limon Central and 8.92 g/t gold over 14.9 metres (true width) in hole LIM16-4026 on Pozo Bono.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements for the year ended December 31, 2016. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s annual consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Uncertain tax positions;
  Value-added tax receivables;
  Deferred income taxes and valuation allowances;
  Impairment of long-lived assets; and
  Exploration and evaluation expenditures.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. As at December 31, 2016, the Company had a provision totalling $4.0 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units (“CGU”) for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

As described under the section headed “Masbate Mine – Philippines”, the Company’s Masbate Mine is subject to an audit by the DENR. The audit process may result in the issuance of a show cause order or other enforcement action by the DENR, including the suspension of the Masbate Mine, if the Company is not able to resolve the issues raised in the audit. While the Company believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit and the form and extent of enforcement action or penalties that may be imposed is not known at this time. Enforcement action, such as a suspension of operations or significant penalties, may have a material and adverse effect on our operations.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As at December 31, 2016, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2016, the Company's disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

As at December 31, 2016, management, with the participation of the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2016 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	77,668	70,148	275,400	299,317
Inventory sales adjustment	(804)	(811)	4,106	(6,985)

Cash operating costs	76,864	69,337	279,506	292,332
Royalties and production taxes per consolidated financial statements	6,232	6,913	25,493	23,016

Total cash costs	83,096	76,250	304,999	315,348

Gold production (ounces)	140,651	131,469	550,423	474,450

Cash operating costs per ounce ($/ounce)	546	527	508	616

Total cash costs per ounce ($/ounce)	591	580	554	665

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015).

Otjikoto Mine

				Ten months
	Three months ended		Year ended	ended
	December 31		December 31	December 31
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	18,630	14,408	61,756	54,508
Inventory sales adjustment	(1,424)	732	(583)	(542)

Cash operating costs	17,206	15,140	61,173	53,966
Royalties and production taxes	1,820	1,173	6,178	4,249

Total cash costs	19,026	16,313	67,351	58,215

Gold production (ounces)	46,846	39,374	166,285	126,908

Cash operating costs per ounce ($/ounce)	367	385	368	425
Total cash costs per ounce ($/ounce)	406	414	405	459

(1)	Includes the results post-commercial production (March 1, 2015).

Masbate Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,775	25,347	93,822	119,924
Inventory sales adjustment	1,811	(844)	1,682	(4,360)

Cash operating costs	26,586	24,503	95,504	115,564
Royalties and production taxes	2,713	4,273	12,152	12,155

Total cash costs	29,299	28,776	107,656	127,719

Gold production (ounces)	48,633	47,958	206,224	175,803

Cash operating costs per ounce ($/ounce)	547	512	463	657

Total cash costs per ounce ($/ounce)	602	601	522	726

La Libertad Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,231	22,094	85,048	88,082
Inventory sales adjustment	(981)	(933)	2,243	(2,523)

Cash operating costs	23,250	21,161	87,293	85,559
Royalties and production taxes	926	805	3,487	2,912

Total cash costs	24,176	21,966	90,780	88,471

Gold production (ounces)	35,165	35,234	132,431	119,475

Cash operating costs per ounce ($/ounce)	661	601	659	716

Total cash costs per ounce ($/ounce)	688	623	685	740

El Limon Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,032	8,299	34,774	36,803
Inventory sales adjustment	(210)	234	762	440

Cash operating costs	9,822	8,533	35,536	37,243
Royalties and production taxes	773	662	3,676	3,700

Total cash costs	10,595	9,195	39,212	40,943

Gold production (ounces)	10,007	8,903	45,483	52,264

Cash operating costs per ounce ($/ounce)	982	958	781	713

Total cash costs per ounce ($/ounce)	1,059	1,033	862	783

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The tables below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	77,668	70,148	275,400	299,317
Inventory sales adjustment	(804)	(811)	4,106	(6,985)

Cash operating costs	76,864	69,337	279,506	292,332
Royalties and production taxes per consolidated financial statements	6,232	6,913	25,493	23,016
Corporate administration	17,119	7,562	40,918	36,392
Share-based payments – RSUs(2)	457	595	3,760	4,342
Community relations	2,529	1,713	5,051	4,687
Reclamation liability accretion (3)	244	328	1,054	1,396
Realized losses on fuel derivative contracts	405	1,474	4,502	3,390
Sustaining capital expenditures(4)	11,113	13,553	58,137	66,533
Sustaining exploration	4,008	4,647	14,208	17,212
Other	4,382	-	4,382	-

Total all-in sustaining costs	123,353	106,122	437,011	449,300

Gold production (ounces)	140,651	131,469	550,423	474,450

All-in sustaining cost per ounce ($/ounce)	877	807	794	947

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015).
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Excludes reclamation accretion relating to Kiaka and Fekola.
(4)	Refer to sustaining capital expenditures reconciliation below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	22,039	25,428	97,425	111,819
Otjikoto Mine construction, expansion and pre-production costs net of sales proceeds	-	(6,038)	-	(33,058)
Jabali underground development	(176)	(1,112)	(651)	(3,627)
Masbate plant expansion and power plant upgrade	(4,625)	(4,725)	(17,930)	(8,601)
Otjikoto and Wolfshag prestripping	(3,199)	-	(17,781)	-
Wolfshag underground feasibility study	(571)	-	(571)	-
La Libertad land purchases	(1,919)	-	(1,919)	-
San Juan underground development	(216)	-	(216)	-
Veta Nueva underground development	(220)	-	(220)	-

Sustaining capital expenditures	11,113	13,553	58,137	66,533

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015).

Otjikoto Mine

				Ten months
	Three months ended		Year ended	ended
	December 31		December 31	December 31
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	18,630	14,408	61,756	54,508
Inventory sales adjustment	(1,424)	732	(583)	(542)

Cash operating costs	17,206	15,140	61,173	53,966
Royalties and production taxes	1,820	1,173	6,178	4,249
Corporate administration	1,400	904	4,268	3,962
Share-based payments – RSUs(2)	32	162	213	428
Community relations	379	677	642	894
Reclamation liability accretion	51	87	219	437
Realized losses (gains) on fuel derivative contracts	(44)	-	514	-
Sustaining capital expenditures(3)	1,622	925	20,889	1,722
Sustaining exploration	648	957	1,994	4,196
Other	4,382	-	4,382	-

Total all-in sustaining costs	27,496	20,025	100,472	69,854

Gold production (ounces)	46,846	39,374	166,285	126,908

All-in sustaining cost per ounce ($/ounce)	587	509	604	550

(1)	Includes the results from the Otjikoto Mine from March 1, 2015.
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

				Ten months
	Three months ended		Year ended	ended
	December 31		December 31	December 31
	2016	2015	2016	2015 (1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,392	6,963	39,241	34,780

Otjikoto Mine construction, expansion and pre-production costs net of sales proceeds	-	(6,038)	-	(33,058)
Push-back 2 prestripping	(2,629)	-	(15,782)	-
Wolfshag prestripping	(570)	-	(1,999)	-
Wolfshag underground feasibility study	(571)	-	(571)	-

Sustaining capital expenditures	1,622	925	20,889	1,722

(1)	Includes the results from the Otjikoto Mine from March 1, 2015.

Masbate Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s )	(000’s)	(000’s)	(000’s)

Production costs	24,775	25,347	93,822	119,924
Inventory sales adjustment	1,811	(844)	1,682	(4,360)

Cash operating costs	26,586	24,503	95,504	115,564
Royalties and production taxes	2,713	4,273	12,152	12,155
Corporate administration	2,414	1,348	5,238	4,511
Share-based payments – RSUs(1)	-	-	-	38
Reclamation liability accretion	111	113	471	449
Realized losses on fuel derivative contracts	284	1,192	2,892	2,808
Sustaining capital expenditures(2)	5,006	5,030	13,962	29,090
Sustaining exploration	1,224	1,649	4,492	5,055

Total all-in sustaining costs	38,338	38,108	134,711	169,670

Gold production (ounces)	48,663	47,958	206,224	175,803

All-in sustaining cost per ounce ($/ounce)	788	795	653	965

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	9,631	9,755	31,892	37,691
Masbate plant expansion	(1,486)	(4,725)	(14,022)	(8,601)
Power plant upgrade	(3,139)	-	(3,908)	-

Sustaining capital expenditures	5,006	5,030	13,962	29,090

La Libertad Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,231	22,094	85,048	88,082
Inventory sales adjustment	(981)	(933)	2,243	(2,523)

Cash operating costs	23,250	21,161	87,293	85,559
Royalties and production taxes	926	805	3,487	2,912
Corporate administration	1,214	1,006	4,257	4,605
Share-based payments – RSUs(1)	-	-	-	12
Community relations	1,868	695	3,395	2,615
Reclamation liability accretion	36	51	160	204
Realized losses on fuel derivative contracts	165	281	1,096	581
Sustaining capital expenditures(2)	2,245	5,523	15,757	16,875
Sustaining exploration	1,172	1,382	4,269	4,637

Total all-in sustaining costs	30,876	30,904	119,714	118,000

Gold production (ounces)	35,165	35,234	132,431	119,475

All-in sustaining cost per ounce ($/ounce)	878	877	904	988

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the La Libertad Mine sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,556	6,635	18,543	20,503
Jabali underground development	(176)	(1,112)	(651)	(3,628)
La Libertad land purchases	(1,919)	-	(1,919)	-
San Juan underground development	(216)	-	(216)	-

Sustaining capital expenditures	2,245	5,523	15,757	16,875

El Limon Mine

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,032	8,299	34,774	36,803
Inventory sales adjustment	(210)	234	762	440

Cash operating costs	9,822	8,533	35,536	37,243
Royalties and production taxes	773	662	3,676	3,700
Corporate administration	889	708	2,672	2,218
Share-based payments – RSUs(1)	-	-	-	6
Community relations	282	341	1,014	1,178
Reclamation liability accretion	46	77	204	306
Sustaining capital expenditures(2)	2,240	2,075	7,529	18,846
Sustaining exploration	964	659	3,453	3,324

Total all-in sustaining costs	15,016	13,055	54,084	66,821

Gold production (ounces)	10,007	8,903	45,483	52,264

All-in sustaining cost per ounce ($/ounce)	1,501	1,466	1,189	1,279

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Limon Mine sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	2,460	2,075	7,749	18,846
Veta Nueva underground development	(220)	-	(220)	-

Sustaining capital expenditures	2,240	2,075	7,529	18,846

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss)	8,077	(115,085)	38,600	(145,113)
Adjustments for non-recurring and significant recurring non-cash items:
(Gain) loss on sale of mineral properties	1,338	-	9,886	(2,192)
Unrealized (gain) loss on fair value of convertible notes	(5,927)	(1,061)	46,742	(6,903)
Impairment of long-lived assets	-	107,984	-	107,984
Write-down of mineral property interests	-	7,978	5,068	16,095
Share-based payments	2,216	3,002	13,651	15,215
Write-down of long-term investments	2,671	1,537	2,856	6,752
Non-recurring non-cash interest and financing expense	-	-	-	5,521
Unrealized (gains) losses on derivative instruments	(20,265)	8,477	(22,697)	23,487
Deferred income tax expense (recovery)	14,396	(11,192)	4,866	(7,502)

Adjusted net income	2,506	1,640	98,972	13,344

Basic weighted average number of common shares outstanding (in thousands)	960,976	924,101	941,737	922,114

Adjusted earnings per share–basic ($/share)	0.00	0.00	0.11	0.01

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2016	2016	2016	2016	2015	2015	2015	2015(3)

Gold revenue ($ in thousands)	181,189	193,049	164,803	144,252	139,008	139,250	136,506	138,892

Net income (loss) for the period ($ in thousands)	8,077	35,678	(11,806)	6,651	(115,085)	(13,585)	(22,784)	6,341

Earnings (loss) per share (1) – basic ($)	0.01	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.01

Earnings (loss) per share (1) – diluted ($)	0.00	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.00

Cash flows from operating activities ($ in thousands)	82,338	90,316	67,604	171,553	48,513	33,911	34,315	58,663

Gold sold (2) (ounces)	151,524	145,029	130,829	120,899	127,482	124,481	114,423	114,799

Average realized gold price ($/ounce)	1,196	1,331	1,260	1,193	1,090	1,119	1,193	1,210

Gold produced (ounces)	140,651	146,686	135,242	127,844	131,469	124,371	121,566	97,044

Cash operating costs (3) ($/ounce gold)	546	491	494	499	527	584	677	701

Total cash costs (3) ($/ounce gold)	591	544	535	545	580	627	725	753

All-in sustaining costs (3) ($/ounce gold)	877	702	731	874	807	875	1,056	1,091

Adjusted net income (2)(3) ($ in thousands)	2,506	48,617	28,977	18,872	1,640	2,187	(1,391)	10,908

Adjusted earnings per share (2)(3) – basic ($)	0.00	0.05	0.03	0.02	0.00	0.00	(0.00)	0.01

(1)	Attributable to the shareholders of the Company.
(2)	Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.
(3)	Non-IFRS Measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

Quarterly gold revenue in 2016 increased significantly from 2015 levels in all quarters of 2016 due to the strong operating performance of the mines combined with the increase in the average realized gold price. Net income in the 2016 quarters also reflect the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37.4 million loss on change in the fair value of the convertible notes. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad Mines and investment in Gramalote joint venture.

Quarterly cash flows from operating activities for the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions. Higher cash flows from operating activities in 2016 compared to 2015 reflect higher revenues and strong operational mine results in 2016.

OUTLOOK

The core activities of the Company remain its current mining operations and the construction of its Fekola Project. Based on Fekola’s current mine construction progress, the Fekola Project is approximately three months ahead of schedule and is planning for an October 1, 2017 production start. In 2016, the Company approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in the fourth quarter of 2017 in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should help enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

For 2017, B2Gold is projecting another growth year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces.

For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

In 2016, the Company put several new attractive funding measures in place while minimizing equity dilution. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to significantly improve operating cash flows. The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions including the current gold price and life-of-mine plans, construction of the Fekola Project is fully funded through to completion (forecast to be October 1, 2017).

In addition to its development of Fekola, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totaling $46 million. The most significant areas of exploration focus for the Company are in West Africa where the Company expects to complete initial resource estimates for its new Anaconda and Toega prospects.

The Company’s objective is to continue growing as a profitable and responsible gold producer through ongoing exploration of its existing projects and accretive acquisitions, irrespective of the gold price.

OUTSTANDING SHARE DATA

At March 14, 2017, 973,045,549 common shares were outstanding. In addition, there were approximately 41.7 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.87 per share and approximately 1.2 million RSUs outstanding.

The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 9,694,661 and 25,566,288 as at January 1, 2016 and December 31, 2016, respectively.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, revenue, costs, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth and acquisitions; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; finalizing the Shareholder’s Agreement with the Government of Mali and the ownership of Fekola SA; the Government of Mali’s potential exercise of an option to acquire an additional 10% of Fekola SA; the development and production from the Fekola Project commencing October 1, 2017 and the expected transition from construction to steady-state operations in 2017; and the Fekola Project being approximately three months ahead of schedule, on budget and fully funded; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs; the Fekola mill expansion being completed in late 2017, with potential throughput of up to five million tonnes per year in the initial years of production, and the potential to increase estimated production at Fekola; the timing and cost to complete the relocation of Fadougou according to the RAP; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility study for the Fekola Project; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; the plant upgrade at Masbate improving gold recoveries and sustaining throughput; expected expansion of the Masbate Mine fleet and amount of new fleet that will be lease financed; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in the third quarter of 2017; effects of solar power plant at the Otjikoto Mine on fuel consumption; production from Veta Nueva commencing 2018; higher strip ratios at the Masbate and Otjikoto mines; the expected mine life for La Libertad Mine; planned exploration and exploration budgets, including the planned exploration in Mali, Burkina Faso and Ghana and the results thereof; the expected timing and results of in-house evaluations of Toega; the expected timing to complete initial resource estimates for Anaconda and Toega; timing to update mineral resource block modelling at Kiaka; the potential to develop and produce from currently non-producing properties; the delivery of ounces under the Prepaid Sales transactions; the adequacy of capital for continued operations, including access to funding under the debt and equity funding facilities described herein; and estimates regarding the outcome of tax audits. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this MD&A.